Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

Alexandra Solomovskaya

Orion Bliss Corp.

July 20, 2023

Re: Orion Bliss Corp.

Letter dated July 14, 2023
Form 10-K for the fiscal year ended April 30, 2023 Filed June 26, 2023
File No. 333-257326

Dear Michael Fay and Brian Cascio,

In response to your letter dated July 14, 2023, here are the following responses below:

Comment 1.

Form 10-K for the fiscal year ended April 30, 2023
Item 4. Controls and Procedures, page 5

Please provide management's annual report on internal control over financial reporting in an amended Form 10-K, as required by Item 308(a) of Regulation S-K.

Response:

We included the Management report as exhibit 99.1 and updated the explanatory note to reference said exhibit.

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Orion Bliss Corp.

July 20, 2023

Comment 2.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the audit report from BF Borgers is dated June 26, 2022 for the financial statements as of April 30, 2023 and 2022 and the years then ended. Please amend your Form 10-K to include an audit report with a correct date.

Response:

We have set this up as an amendment (by updating the cover sheet), added explanatory note, and changed the year on the audit report (p. F-2) to be 2023 instead of 2022. We updated the signature and certification dates.

Please direct any further comments to: Alexandra Solomovskaya

Emails: obliss@protonmail.com and orionbliss123456@gmail.com

Telephone: +18498593819

Sincerely,

Alexandra Solomovskaya

Alexandra Solomovskaya, President

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